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                           March 19, 2021

       Richard Hurd
       Chief Executive Officer
       1895 Bancorp of Wisconsin, Inc.
       7001 West Edgerton Avenue
       Greenfield, WI 53220

                                                        Re: 1895 Bancorp of
Wisconsin, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 11,
2021
                                                            File No. 333-254135

       Dear Mr. Hurd:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance